Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

March 31, 2021
(in € m.)
Debt (1), (2):
Long-term debt	149,296
Trust preferred securities	1,334
Long-term debt at fair value through profit or loss	3,200
Total debt	153,830

Shareholders' equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,401
Retained earnings	11,320
Common shares in treasury, at cost	(35)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	29
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	21
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	11
Foreign currency translation, net of tax	(754)
Unrealized net gains from equity method investments	(1)
Total shareholders' equity	56,284
Equity component of financial instruments	5,825
Noncontrolling interest	1,642
Total equity	63,751
Total capitalization	217,581

1 € 734 million (0.5)% of our debt was guaranteed by the German government as of March 31, 2021 related to legacy positions assumed in the context of the Postbank takeover.

2 € 63,040 million (41%) of our debt was secured as of March 31, 2021.

Due to rounding, numbers may not add up precisely to the totals provided.